Exhibit 99.1

Bitdeer Announces November 2023 Operations Updates

SINGAPORE, December 7, 2023 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for November 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “During November, our core business performed steadily and new growth opportunities emerged. Importantly, we became a Preferred Cloud Service Provider in the NVIDIA Partner Network, and announced our plans to launch Bitdeer AI Cloud, a cloud service powered by NVIDIA’s DGX SuperPOD systems. Bitdeer AI Cloud will be among the first cloud services in Asia to be powered by cutting-edge DGX H100 systems. We anticipate that the service will launch in the first quarter of 2024, and we expect expanding demand for generative AI capabilities to fuel its success.”

“We mined 403 Bitcoins in total in November, representing a year-over-year increase of 81.5%. Our Gedu Datacenter remained fully operational during November, providing us with 3.3EH/s hash rate, and mining 209 Bitcoins, representing approximately 51.9% of our Bitcoins mined for the month. On the infrastructure front, our 175MW immersion cooling datacenter at our Tydal mining facility in Norway remains on course for completion in 2025. Looking ahead, we will continue to advance our long-term initiatives and prudently execute our operational strategies to generate sustainable shareholder value.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	November 2023	October 2023	November 2022
Total hash rate under management[1] (EH/s)	21.1	21.2	14.0
- Proprietary hash rate[2]	8.7	8.7	4.2
• Self-mining	7.1	7.2	2.5
• Cloud Hash Rate	1.6	1.5	1.7
- Hosting	12.4	12.5	9.8
Mining machines under management	220,000	221,000	153,000
- Self-owned[3]	92,000	92,000	52,000
- Hosted	128,000	129,000	101,000
Aggregate electrical capacity[4] (MW)	895	895	755
Bitcoin mined (self-mining only)[5]	403	462	222

1 Total hash rate under management as of November 30, 2023 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

2 Proprietary hash rate as of November 30, 2023 was 8.7 EH/s, equivalent to proprietary hash rate as of October 31, 2023.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity remained steady, totaling 895MW across six mining datacenters as of November 30, 2023.

5 Bitcoin mined in November 2023 increased by 81.5% compared to November 2022. Bitcoin mined in November 2023 decreased by 12.8% compared to October 2023, primarily as a result of a temporary curtailment of power and the mining machines downclocking at the Company’s mining facilities in Norway due to an increase in electricity costs during the month. The Company generally does not hold cryptocurrencies obtained through its self-mining business, and promptly converts them into fiat currency.

Infrastructure Update

The Company has continued to make progress in the construction of a 175MW immersion cooling datacenter at its mining facility in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in 2025.

Recent Developments
On November 9, 2023, the Company announced that it had become a Preferred Cloud Service Provider (CSP) in the NVIDIA Partner Network and plans to launch the Bitdeer AI Cloud, which is among the first cloud services powered by NVIDIA DGX SuperPOD with DGX H100 systems in the Asia region. The service will provide Bitdeer’s customers with access to NVIDIA AI supercomputing to help them accelerate their development of generative AI, large language models (LLMs), and other AI workloads. Bitdeer expects its upcoming DGX SuperPOD-based high-performance cloud service platform to launch in the first quarter of 2024. To learn more, please visit https://ir.bitdeer.com/news-releases/news-release-details/bitdeer-launch-asia-based-cloud-service-built-nvidia-dgx.

Conference Schedule
The Company will be attending and presenting at the 26th Annual Needham Growth Conference on January 18, 2024.

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056